UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month February 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated February 24, 2014.	2

Grifols, S.A. Parc Empresarial Can Sant Joan Av. de la Generalitat, 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. +34 935 710 500 www.grifols.com

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley 24/1988, de 28 de Julio, del Mercado de Valores), Grifols, S.A. (“Grifols”) hereby notifies the National Securities Market Commission of the following

RELEVANT EVENT

That at its meeting held on 21 February, the Board of Directors agreed that the Board Member, Ms Belén Villalonga Morenés, be appointed President of the Audit Committee.

In Barcelona, 24 February 2014

Raimon Grifols Roura
Secretary to the Board of Directors

Grifols, S.A. - Jesús y Maria, 6 - 08022 Barcelona - ESPAÑA - N.I.F. A-58389123 - Reg. Mer. Barcelona, Tomo 8620, Libro Sdes. 7864, Sección 2.a, Folio 119, Hoja 100.509, Inscrip. 1.a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 24, 2014